

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2011

<u>Via E-Mail</u>

Maria Blanco Salgado
General Manager
Nortel Inversora S.A.
Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina

> **Re:** **Nortel Inversora S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 1-14270**

Dear Ms. Salgado:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the information on page 79 regarding 2010 payments to Etec and Telecom Italia's sale of its 27% stake in Cuba's Etec S.A. Please tell us whether Telecom Argentina still provides services to or conducts telecommunications services with Etec. Please update us on your contacts with Cuba since your letters to us of January 19, 2006 and April 18, 2006.

2. Please tell us about any direct or indirect contacts with Iran, Syria and Sudan, which, like Cuba, are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please discuss any contacts with these countries whether through affiliates, subsidiaries, resellers or other direct or indirect arrangements. For instance, we note recent news articles reporting that Telecom Italia conducts telecommunications services in Cuba, Iran, Syria and Sudan and that its Olivetti business unit sells certain office products in Iran, Syria and Sudan. We also note a 2008 news article reporting that Telecom Argentina deployed a services platform (the CN 4200 FlexSelect Advanced Services Platform) from Ciena in a network upgrade and expansion and that, as part of this, Ciena partnered with Sofrecom Argentina to deploy the solution in Telecom Argentina's network. According to a 2011 news article, Sofrecom operates 3G mobiles in Iran. Finally, we note a 2011 news article reporting that Telecom Personal S.A., a subsidiary of Telecom Argentina, performed a demonstration trial of LTE technology with Chinese company Huawei Technologie Co. Ltd., which conducts operations in Iran, Syria and Sudan.

3. Please describe to us Telecom Argentina's business arrangements or agreements with Huawei Technologie Co. Ltd., including any business Huawei conducts with subsidiaries of Telecom Argentina.

4. Please discuss the materiality of your contacts with Cuba Iran, Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance